Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER 2010

•	1st Quarter revenue a record high of $33.4 million and year-over-year growth of 28%
•	1st Quarter GAAP EPS 9 Cents / 1st Quarter Non GAAP EPS 16 Cents
•	Increasing annual guidance

JERSEY CITY, N.J. —May 4, 2010 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the first quarter 2010.  Fundtech posted quarterly revenues of $33.4 million, a 28% increase year-over-year, compared to first quarter revenues of $26.1 million in 2009, and a 2% increase compared to fourth quarter 2009 revenues of $32.8 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $1.4 million, or $0.09 per diluted share, for the first quarter of 2010 compared with net loss of ($0.9) million, or ($0.06) per diluted share, in the first quarter of 2009, and net income of $3.4 million, or $0.21 per diluted share, in the fourth quarter of 2009.

Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted net income for the first quarter of 2010 was $2.5 million, or $0.16 per diluted share, compared with $0.4 million, or $0.03 per diluted share, in the first quarter of 2009 and $3.3 million, or $0.21 per diluted share, in the fourth quarter of 2009. (See Schedule A attached to this news release -- Reconciliation to GAAP).

Commenting on the results, Fundtech CEO Reuven BenMenachem said:  "These are exciting times for us as we begin 2010 with our highest quarterly revenues ever.  I believe that we are well positioned in the financial technology industry, as banks of all sizes place a greater emphasis on improving operations and customer experience in their transaction banking business.  Our 26% year- over- year organic revenue growth is evidence that we have emerged from the financial crisis stronger than ever. Our increased guidance indicates that we expect strong demand to continue, especially for our main growth engine Global PAYplus®.  I believe that our recent organizational changes and the emphasis on scaling our operations, will ensure that we will continue to provide our customers with industry’s best products and services which will lead to further growth in 2011 and beyond.”

Other Highlights:

•	During the first quarter of 2010 Fundtech closed 123 new deals and added 5 new bank customers.
•	During the first quarter of 2010 Fundtech closed 9 new system sales with banks including 3 US Payments, 1 Global CASHplus, and 5 at BBP.
•	For the first quarter of 2010 operating cash flows were $20.8 million compared to $14.0 million in the first quarter of 2009.
•	For the first quarter of 2010 Adjusted EBITDA was $5.0 million compared to $2.8 million in the first quarter of 2009.
•	During the first quarter of 2010 Fundtech purchased 131,000 of its ordinary shares for $1.8 million as part of its share repurchase program.

Reconciliation of GAAP Results to Non-GAAP Results
Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.  We define Adjusted EBITDA as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

Guidance
The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2010 Fundtech is increasing its guidance as follows:

•
Fundtech estimates that revenues for 2010 will be between $135 million and $137.5 million compared to the prior guidance of $132 million and $135 million; that GAAP earnings per diluted share will be between $0.40 and $0.47 compared to prior guidance of $0.32 and $ 0.42; and that non-GAAP earnings per diluted share, before all amortization expenses, stock-based compensation expenses and deferred taxes, will be between $0.68 and $0.75 compared to prior guidance of $0.63 and $0.73.

•	Fundtech estimates that financial expense for 2010 will be approximately $0.5 million and that tax expenses, excluding deferred taxes will be approximately $1.6 million.
•	Fundtech estimates that amortization expenses for 2010 will be approximately $1.8 million and that stock-based compensation expenses will be approximately $2.8 million.
•	Fundtech estimates that the number of shares that will be used for the calculation of 2010 earnings per share will be approximately 16.25 million shares.
For the second quarter of 2010 Fundtech is providing the following guidance:

•
Fundtech estimates that second quarter revenues will be between $33.7 million and $34.5 million; that GAAP earnings per diluted share will be between $0.09 and $0.12; and that non-GAAP earnings per diluted share, before all amortization expenses, stock-based compensation expenses, and deferred taxes will be between $0.16 and $0.19.

•	Fundtech estimates that financial income for the second quarter will be zero and that tax expenses, excluding deferred taxes will be approximately $0.4 million.

•	Fundtech estimates that quarterly amortization expenses for the second quarter of 2010 will be approximately $0.5 million and that stock-based compensation expenses will be approximately $0.7 million.
•	Fundtech estimates that the number of shares used for the calculation of quarterly earnings per share will be 16.2 million shares.

Fundtech’s guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Fundtech to Host Conference Call
The senior management of Fundtech will host a conference call at 8:30 AM (ET) today, Tuesday, May 4, to discuss Fundtech’s first quarter results and to answer questions from the investment community.

To participate, please call 1-877-303-7023 or +1-224-357-2223 and ask for the Fundtech call.

A replay of the conference call will be available from 11:30 AM (ET) May 4, until 11:59 PM (ET) May 20. The replay may be accessed by dialing 1-800-642-1687 or 1+706-645-9291, conference ID: 70922647.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until May 31, 2010.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. And we are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2008, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	March 31,	December 31,
	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	$30,079	$20,903
Marketable securities	29,453	21,248
Trade receivables, net	29,268	23,445
Deferred tax asset	2,291	2,334
Other accounts receivable, prepaid expenses and inventories	8,239	6,527

Total current assets	99,330	74,457

Marketable securities	774	774
Severance pay fund	1,577	1,508
Long term lease deposits	1,767	1,769
Long term prepaid expenses	2,456	2,574
Property and equipment, net	12,395	13,305
Goodwill, net	39,252	40,228
Other assets, net	4,986	5,737

Total assets	$162,537	$140,352

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,301	$2,035
Deferred revenues	30,916	9,141
Employee and payroll accruals	7,769	7,467
Other accounts payable and accrued expenses	6,935	6,287

Total current liabilities	47,921	24,930

Accrued severance pay	3,580	3,344
Deferred tax liability	1,136	1,119
Other long term liabilities	2,374	2,777

Total liabilities	55,011	32,170

Shareholders' equity:
Share capital	49	49
Additional paid-in capital	160,388	159,558
Accumulated other comprehensive income	731	1,828
Accumulated deficit	(39,403)	(40,797)
Treasury stock, at cost	(14,239)	(12,456)

Total shareholders' equity	107,526	108,182

Total liabilities and shareholders' equity	$162,537	$140,352

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2010	2009
Revenues:
Software license	$3,714	$1,830
Software hosting	7,022	5,708
Maintenance	10,142	9,474
Services	12,531	9,060

Total revenues	33,409	26,072

Operating expenses:
Software licenses costs	211	349
Amortization of other intangible assets	426	473
Maintenance, hosting and services costs [1]	15,603	12,143
Software development [1]	5,374	4,741
Selling and marketing [1]	4,506	3,967
General and administrative [1]	4,998	4,559

Total operating expenses	31,118	26,232

Operating income (Loss)	2,291	(160)

Financial expense, net	(470)	(502)
Income taxes	(427)	(225)

Net income (Loss)	$1,394	$(887)

Net income per share:
Net income (Loss) used in computing income (Loss) per share	$1,394	$(887)
Basic income (Loss) per share	$0.09	$(0.06)
Diluted income (Loss) per share	$0.09	$(0.06)
Shares used in computing:
Basic income per share	15,256,728	15,685,804
Diluted income per share	16,085,296	15,856,023

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$2,516	$411
Adjusted non-GAAP[2] net income per share	$0.16	$0.03
Shares used in computing adjusted non-GAAP[2] net income per share	16,085,296	15,856,023

[1] Includes charges for stock-based compensation in 2010 and 2009
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended
	March 31
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	$1,394	$(887)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	2,019	2,089
Stock-based compensation	696	825
Accrued interest on marketable securities and accretion amortization	(19)	7
Deferred income taxes	63	(81)
Decrease (Increase) in trade receivables	(5,836)	3,145
Increase in prepaid expenses, other accounts receivable and inventories	(1,502)	(1,629)
Increase (Decrease) in trade payables	294	(683)
Increase in deferred revenues	21,597	12,048
Increase (Decrease) in employee and payroll accruals	275	(610)
Increase (Decrease) in other accounts payable and accrued expenses	1,613	(173)
Increase (Decrease) in accrued severance pay, net	200	(33)

Net cash provided by operations	20,794	14,018

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(11,493)	--
Redemption of held-to-maturity marketable securities	3,307	1,415
Investment in short term deposits	--	(693)
Purchase of property and equipment	(759)	(1,346)
Net change in long term lease deposits and long term prepaid expenses	13	(63)
Additional consideration in a business combination	(830)	(831)

Net cash used in investing activities	(9,762)	(1,518)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital,
exercise of stock options and warrants, net	134	5
Decrease in LT other Liabilities	(16)	--
Investment in treasury stock, at cost	(1,783)	(1,525)

Net cash used in financing activities	(1,665)	(1,520)

Effect of exchange rate on cash and cash equivalents	(191)	(257)

Increase in cash and cash equivalents	9,176	10,723
Cash and cash equivalents at the beginning of the period	20,903	29,642

Cash and cash equivalents at the end of the period	$30,079	$40,365

Appendix A
Additional consideration in a business combination
Goodwill	$830	$831

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2010	2009

Reconciliation of GAAP net income (loss) to adjusted EBITDA and to adjusted net income:

Net income (Loss)	$1,394 [1]	$(887)[1]

Financial expense, net	470	502
Income taxes	427	225
Amortization	426	473
Depreciation	1,593	1,616
[2] Stock-based compensation	696	825

Adjusted EBITDA	$5,006	$2,754

Financial expense, net	(470)	(502)
Income taxes	(427)	(225)
Depreciation	(1,593)	(1,616)

Adjusted net income	$2,516	$411

Adjusted net income per share	$0.16	$0.03

Shares used in computing adjusted net income per share	16,085,296	15,856,023

[1] Net income (loss) per share (diluted) was approximately $0.09 and $(0.06) for the three months ended March 31, 2010 and 2009, respectively.

[2] Stock-based compensation
Maintenance, hosting and services costs	$93	$142
Software development	53	58
Selling and marketing	151	243
General and administrative	399	382

	$696	$825